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                                                                     Exhibit 1.1

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
For more information, contact:
Roy Norris, 562-938-8618, rnorris@aasiaircraft.com
Al Eidson, 816-474-0747, al@eidson-co.com

                     AASI Acquires Mooney Aircraft's Assets

               Production to Resume at Mooney's Kerrville Facility

LONG BEACH, CA, March 18, 2002 -- Advanced Aerodynamics & Structures, Inc. (OTCBB: AASI) announced it has acquired the assets of Mooney Aircraft Corporation. Judge King, presiding over the US Bankruptcy Court in San Antonio, Texas, signed an order approving the sale at 2:00 PM CST today.

         "With the completion of this transaction, we will be in a position to restore full Mooney production in a few months," said Roy Norris, Chairman and Chief Executive Officer of AASI. He added, "This is the key step in the process of rebuilding the Mooney product line and in building a major new general aviation company."

         AASI has operated Mooney Aircraft since February 6th under a plan approved by the US Bankruptcy Court in San Antonio, TX. Dale Ruhmel, Executive Vice President of Operations and Engineering for AASI, commented, "We are in a position to quickly ramp up production based on the progress we've made in the past month. We've inventoried spares, and are in the process of calibrating the tooling and reconditioning the machinery. We're in a position to support heavy production of spare parts." Mr. Ruhmel added, "We

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have detailed plans to complete the 21 airplanes which were partially completed when production ceased. We anticipate completing the first new Mooney in the third quarter of this year."

     Mr. Jack Jansen, Senior Vice President, Operations, has joined the company with the responsibility of overseeing production operations in Kerrville. He brings years of experience to the company, having previously headed production for both Piper and Mooney. The plan calls for the rehiring of furloughed workers beginning in late March.

     Along with the purchase of Mooney, AASI announced that it intends to change its name to the "Mooney Aerospace Group, Ltd." The new Mooney subsidiary is being named the "Mooney Airplane Company, Inc." and will operate as a wholly owned subsidiary of The Mooney Aerospace Group, Ltd.

     Roy Norris, Chairman, President & CEO of the Mooney Aerospace Group, said "I am extremely pleased to announce this important acquisition as the first step of our strategy to assemble a new and vibrant general aviation manufacturer composed of the very best aircraft products available today along with revolutionary newly developed aircraft products using the latest in technology and cost effective manufacturing techniques." Norris indicated that he intends for all aircraft manufacturing for the Mooney Aerospace Group to take place at Mooney's Kerrville, Texas, manufacturing facility.

     Norris further commented, "AASI chose to acquire Mooney in order to maximize shareholder value, a company with sales of $42 million in 2000. Any aircraft company operating in today's business environment needs to have a multiple model product line and be composed of both currently produced top of the line aircraft models as well as

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new development products that take advantage of recent technology advances. In acquiring Mooney, AASI has transformed itself from a startup development company to a going concern and a leading supplier of piston engine aircraft with exciting new models under development."

     Mooney produces top of the line, single engine piston airplanes including the Eagle, the Ovation2, and the Bravo, which are the performance leaders in the four-passenger single engine aircraft market. For over 50 years, the company has produced high performance piston aircraft, which are considered by many to be the "best of breed" in the owner-flown aircraft market. There are more than 10,000 Mooney aircraft in operation around the world. "We intend to employ proven manufacturing techniques and production control methodologies along with improved sales and distribution techniques to reduce the cost of Mooney aircraft and significantly improve the price performance ratio of all Mooney models", Norris added.

     Norris also commented on AASI's JETCRUZER 500 program. "Once our new top management team was in place, I asked Dale Ruhmel, our new Executive Vice President of Engineering and an industry acknowledged expert on light aircraft design and certification, to conduct a full technical review of the JETCRUZER 500 program." Based on initial results from the review process, AASI announced previously that an estimated 18 month period of redesign of the JETCRUZER 500 would be necessary in order to reduce the weight of the aircraft, to reduce its manufacturing costs, and to make it compatible with the Mooney line of aircraft.

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     Norris reported today, "We are continuing our technical review of the
JETCRUZER 500 for compliance with FAA certification requirements in such areas as external noise level, weight and balance, and spin resistant certification."

     Norris also reported that the company has entered into discussions with Century Aerospace Corporation concerning acquisition of the rights to manufacture the Century Jet, one of the exciting new entrants in the "micro-jet" market. Norris said, "Bill Northrup has developed a revolutionary new business jet design with the Century Jet that could be priced more than one million dollars below the current least expensive business jet. It could set a new benchmark for low cost business travel by private aircraft and provide a cost effective alternative to airline travel for small- and medium-sized businesses."

     Confirming earlier reports Norris indicated, "We continue to pursue additional acquisitions of other top of the line general aviation models and new product development programs that will complement our existing product lines."

Certain statements contained in this news release regarding matters that are not historical fact are forward looking statements; actual results may differ materially from those set forth in the forward looking statements, which statements involve risks and uncertainties. Actual results could differ materially because of factors such as: an inability to successfully or timely complete the design changes to the JETCRUZER 500; an inability to obtain timely regulatory approval of the JETCRUZER 500; an inability to successfully integrate AASI's operations with those of acquired companies or assets; an inability to obtain sufficient financing to pursue AASI's strategy; an inability to meet

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estimated production schedules; the competitive market for sales of small business aircraft, and those risks and uncertainties set forth in the Company's most recent Form 10-KSB and Form 10-QSB on file with the SEC.

For further information, please contact:

Advanced Aerodynamics & Structures Inc., Long Beach, Investor Relations Manager, 562/938-8618, IR@aasiaircraft.com. For product or corporate information: Gene Comfort, Executive Vice President, 562/938-8618, gcomfort@aasiaircraft.com. Additional information is available at the Company's website:
www.aasiaircraft.com

For downloadable high-resolution aerial photography of the Mooney Aircraft facility in Kerrville, Texas, see: www.eidson-co.com/mooney.